March 11, 2010

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

Dividend Focus Series

Equity Series

Overseas Series

Pro-Blend Series

Target Income Series

Target 2010 Series

Target 2020 Series

Target 2030 Series

Target 2040 Series

Target 2050 Series

Tax Managed Series

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via telephone calls on February 19 and 23, 2010 relating to the Fund’s Post-Effective Amendment No. 77 on Form N-1A, filed with the SEC on December 30, 2009.

1.	Comment: If the Fund intends to use summary prospectuses immediately, please provide a draft of the language the Fund intends to use in its summary prospectus to comply with Rule 498(b)(1)(v).

Response: The Fund has no immediate plans to use summary prospectuses.

2.	Comment: Please provide completed fee tables and expense projections.

Response: As requested, completed fee tables and expense projections were sent to Brick Barrientos of the SEC staff.

3.	Comment: For the Overseas Series, please comment on why a line item for Acquired Fund Fees and Expenses (AFFE) was not included in the fee table given that the use of exchange-traded funds (ETFs) is addressed in the Series’ Principal Investment Strategies Section.

Response: The Series’ investment advisor may use a variety of permitted strategies and security types, including purchasing shares of ETFs, that are designed to achieve the Series’ investment objective. The Advisor’s use of any one particular strategy or security type is subject to its discretion based on its review of current market conditions and opportunities. Accordingly, the Advisor is not required to implement each permitted strategy and invest in each security type at all times. During fiscal year 2009, the Advisor chose to make limited use of ETFs for the Series and, as a result, the Series’ AFFE did not exceed 0.01% of the Series’ average net assets. Based on this information and in accordance with the instructions to Form N-1A, the line item for AFFE was omitted from the Series’ fee table and the amount of AFFE was included in the Series’ “other expenses” line item in the Series’ fee table.

4.	Comment: For the Overseas Series, please disclose the risks of the underlying securities of the ETFs in which the Series invests.

Response: As part of its principal investment strategy, the Series may purchase shares of ETFs that are designed to track the performance of the types of securities in which the Series may directly invest. The principal risks relating to the securities in which the Series may directly invest is set forth in the Series’ principal risks section, which also includes disclosure regarding the Series’ use of ETFs and informs investors that the Series’ use of ETFs is subject to the risks of owning the underlying securities the ETF is designed to track. Accordingly, we believe that the risks of the underlying securities of the ETFs in which the Series invests are addressed in the Series’ principal risks section.

5.	Comment: For each Series, please delete the explanation of the primary benchmark from the performance section.

Response: We feel that providing a description of a Series’ primary benchmark in the performance section is necessary for the average investor to understand the Series’ performance information. However, in response to your comment, we have reduced the level of detail previously provided for the Series’ primary benchmarks in order to make these descriptions more concise.

6.	Comment: For each Series with a secondary benchmark, please omit the description of the secondary benchmark and provide information on the relevance of the secondary benchmark.

Response: As requested, we have added information on the relevance of the secondary benchmarks. In keeping with the Fund’s obligation under Instruction 2(b) of Item 4 of Form N-1A to disclose information about any additional index (e.g., any secondary index) used by the Series, we have chosen to keep the description of the secondary benchmarks in the performance sections as we feel this information is necessary for the average investor to understand the Series’ performance information and, in particular, the relevance of the comparison of the Series’ performance versus that of the secondary index. However, in response to your comment, we have reduced the level of detail previously provided for the Series’ secondary benchmarks in order to make these descriptions more concise.

7.	Comment: For each performance table that has footnotes, please remove the footnotes.

Response: Accepted. We have removed the footnotes and added this disclosure as text immediately below the performance tables.

8.	Comment: In each Series’ summary section, please state whether the portfolio managers are jointly and primarily responsible for the Series and, if possible, limit the disclosure in this section to the five portfolio managers with the most significant responsibility for the day-to-day management of a Series’ portfolio.

Response: A team of investment professionals and analysts employed by the Series’ investment advisor makes all of the Series’ investment decisions. No one specific member (or any particular group of members) of the portfolio management team is primarily responsible for the Series’ portfolios, nor are there five portfolio managers on the team with the most significant responsibility for the day-to-day management of each Series’ portfolio. In response to your comment, we have added language to the portfolio manager information in each Series’ summary section intended to clarify the responsibilities of the Series’ portfolio management team. In addition, the role of the portfolio management team for each Series is further described in the “Management” section of the prospectuses.

9.	Comment: In the purchase and sale disclosure (Item 6 of Form N-1A) in each Series’ summary section, please remove the language about the situations in which the initial minimum investment may be waived and the sentence regarding processing requests the day they are received in good order.

Response: Accepted. This language has been removed.

10.	Comment: In the tax information disclosure (Item 7 of Form N-1A) in each Series’ summary section, please note that shareholders in tax deferred accounts will be subject to taxes in the future.

Response: We believe the current tax disclosure included in each Series’ summary section is consistent with Item 7 of Form N-1A. Accordingly, we have not made the requested change.

11.	Comment: In the financial intermediary compensation disclosure (Item 8 of Form N-1A) in each Series’ summary section, please include disclosure indicating that payments to financial intermediaries for the sale of Series shares or related services may create a conflict of interest.

Response: Accepted. We have included the requested language in the financial intermediary compensation disclosure in each Series’ summary section.

12.	Comment: On the back cover of each prospectus, please be sure that the current SEC zip code (20549-1520) is provided.

Response: We confirm that the current SEC zip code appears on the back cover of each prospectus.

13.	Comment: In the Dividend Focus Series’ prospectus, please remove the reference to the passive quantitative approach in the Series’ investment goal.

Response: The Series’ investment goal may only be changed by the Series’ Board of Directors. Accordingly, we have not made the requested change.

14.	Comment: In the principal investment strategies section of the summary section of the Dividend Focus Series’ prospectus, please summarize or remove the disclosure regarding the quantitative screens used by the investment advisor in selecting securities for the Series’ portfolio. The principal investment strategies section of the summary section should focus on the types of securities used rather than on the methodology employed by the investment advisor.

Response: Accepted. We have shortened the disclosure in the principal investment strategies section of the summary section and created a new section of the prospectus (located after the summary section) that discusses the investment advisor’s security selection methodology.

15.	Comment: In the summary sections of the Pro-Blend Conservative Term Series’ and Pro-Blend Moderate Term Series’ prospectuses, disclose each Series’ dollar weighted average maturity as of a recent date.

Response: Each Series may invest in fixed income securities of any maturity, and neither Series has designated a target dollar weighted average maturity for its portfolio. Further, each Series has the flexibility to vary its bond holdings according to market conditions and the investment advisor’s outlook for the bond market. In light of the foregoing, we do not believe disclosing a historical dollar weighted average maturity for each Series would be meaningful to investors. Further, such disclosure may mislead investors into believing the Series have targeted a specific dollar weighted average maturity for their portfolios, which is not the case.

16.	Comment: In the performance section of each summary section of the prospectuses, please state that the bar chart shows the variability of the Series’ returns.

Response: Accepted. We have added the requested disclosure to the text above the bar charts.

17.	Comment: In each Target Series’ summary section of the prospectus, please summarize the risks of the underlying fund(s) in the principal risks sections to the extent they are not already incorporated.

Response: Accepted. We have added the relevant risk disclosure to each Target Series’ principal risks section.

18.	Comment: For the Target 2010, 2020, 2030, 2040, and 2050 Series, please explain what the target date means.

Response: Accepted. We have added language responsive to your request to the principal investment strategies section of each Series’ summary section of the prospectus.

19.	Comment: For the Target 2010, 2020, 2030, 2040, and 2050 Series, please provide the glide path information in the principal investment strategies section in each Series’ summary section of the prospectus.

Response: We believe it is more appropriate to include the glide path information for the Target Series in the “More Information About the Series’ Investment Strategies and Risks” section of the prospectus. Accordingly, we have not made the requested change.

20.	Comment: For the Target 2010, 2020, 2030, 2040, and 2050 Series, please add information about each Series’ allocation among stocks, bonds, and cash to the principal investment strategies section in each Series’ summary section of the prospectus.

Response: In response to your request, we have provided each underlying fund’s allocation among stocks, bonds and cash as of December 31, 2009 in the principal investment strategies section in each Series’ summary section of the prospectus.

21.	Comment: In the Statement of Additional Information (SAI), please include the frequency with which service providers to the Fund may receive portfolio holdings information.

Response: Accepted. We have added clarifying language responsive to your request to the “Disclosure of Portfolio Holdings” section of the SAI.

22.	Comment: In the SAI, please state whether the portfolio managers’ base salary is fixed.

Response: Accepted. We have added clarifying language responsive to your request to the “Portfolio Managers” section of the SAI.

23.	Comment: In each Series’ fee table, please remove the footnote clarifying that the total annual fund operating expenses in the fee table may not match the total annual fund operating expenses in the financial highlights because the financial highlights do not include AFFE. In addition, if AFFE are over one basis point, they should appear on a separate line in a Series’ fee table.

Response: None of the Fund’s Series, other than the Target Series, which invest primarily in underlying funds, had AFFE greater than one basis point. Each Target Series’ fee table includes AFFE as a separate line item in its fee table. Where AFFE did not exceed 0.01% of a Series’ average net assets, the amount of AFFE was included in the Series’ “other expenses” line item in such Series’ fee table. In some cases the addition of the AFFE to a Series’ “other expenses” line item caused the Series’ total annual fund operating expense ratio to increase by one basis point due to rounding. In such instances, we have retained the AFFE clarifying footnote, as permitted by Form N-1A.

24.	Comment: In the footnotes to each Series’ fee table, please clarify that Board action is required to terminate the Series’ expense limitation agreement.

Response: Accepted. We have revised the Series’ Expense Limitation Agreements to address your comment and have revised the footnote accordingly.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg Corporate Secretary

cc:	Brick Barrientos, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, Inc.